[redacted]

14048404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
Expires:	March 31, 2016
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SEC Mail Processing Section
FEB 28 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47826

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Manarin Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 N 210th St
(No. and Street)

Omaha	NE	68022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kimberly L. Collins — 303-797-0550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lutz & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13616 California St, Suite 300	Omaha	NE	68154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kimberly L. Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Manarin Securities Corporation, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kimberly L. Collins
Signature

Financial and Operational Principal
Title

Judy Shackelford
Notary Public

JUDY SHACKELFORD
Notary Public
State of Colorado

Expiration 7/7/2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Washing
40

Manarin Securities Corporation

Financial Statements and Independent Auditors' Report

December 31, 2013

Lutz
mind what matters

Manarin Securities Corporation

Financial Statements and
Independent Auditors' Report

December 31, 2013

Manarin Securities Corporation

Index

Note: The Company claims exemption to filing the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission pursuant to SEC Rule 15c3-3(k)(2)(ii).

Lutz
mind what matters

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Manarin Securities Corporation
Omaha, Nebraska

Report on the Financial Statements
We have audited the accompanying financial statements of Manarin Securities Corporation (the Company), a Nebraska corporation, which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in subordinated borrowings, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manarin Securities Corporation as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Lutz & Company, P.C.

February 25 , 2014

Manarin Securities Corporation

Statement of Financial Condition

December 31, 2013

ASSETS		
Cash	$	22,894
Concessions Receivable		20,966
Affiliate Receivable, Prepaid Management Fees (Note 3)		304,496
Prepaid Expenses		11,438
Secured Demand Note (Note 3)		350,000
Deposits with Clearing Organizations and Others (Note 2)		229,851
TOTAL ASSETS	**$**	**939,645**
LIABILITIES		
Checks Drawn Against Future Deposits	$	14,024
Accounts Payable		1,360
Commissions Payable (Note 3)		173,773
Total Liabilities		189,157
SUBORDINATED BORROWINGS (Note 3)		350,000
CONTINGENCIES (Note 6)		
STOCKHOLDER'S EQUITY		
COMMON STOCK		
$1 Par Value, Authorized, 25,000 Shares Issued and Outstanding, 10,000 Shares		10,000
PAID IN CAPITAL		17,453
RETAINED EARNINGS		373,035
Total Stockholder's Equity		400,488
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**939,645**

See Notes to Financial Statements.

Manarin Securities Corporation

Statement of Income

Year Ended December 31, 2013

CONCESSIONS AND FEE REVENUES (Note 6)	$ 801,605
COMMISSIONS ON CONCESSIONS AND FEE REVENUES (Note 3)	(655,142)
NET CONCESSION AND FEE REVENUES	146,463
OTHER REVENUES	
Interest Income	2,838
Net Unrealized Loss on Investments (Note 2)	(3,016)
Other Revenues	12,852
Returned 12b-1 Income (Note 5)	952,749
Total Other Revenues	965,423
NET REVENUES	1,111,886
EXPENSES	
Management Fees (Note 3)	(224,096)
Brokerage and Exchange Fees	101,968
Fidelity Bond and Insurance	36,662
Professional Fees	20,993
Other Expenses	3,498
Returned 12b-1 Expense (Note 5)	952,749
Total Expenses	891,774
NET INCOME	**$ 220,112**

See Notes to Financial Statements.

Manarin Securities Corporation

Statement of Changes in Subordinated Borrowings

Year Ended December 31, 2013

Subordinated Borrowings, January 1, 2013	$	350,000
Increase (Decrease)		-
Subordinated Borrowings, December 31, 2013	**$**	**350,000**

See Notes to Financial Statements.

Manarin Securities Corporation

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2013

	Common Stock	Paid In Capital	Retained Earnings	Total Stockholder's Equity
BALANCES, December 31, 2012	$ 10,000	$ 17,453	$ 152,923	$ 180,376
Net Income	-	-	220,112	220,112
BALANCES, December 31, 2013	**$ 10,000**	**$ 17,453**	**$ 373,035**	**$ 400,488**

See Notes to Financial Statements.

Manarin Securities Corporation

Statement of Cash Flows

Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	220,112
Adjustments to Reconcile Net Income to		
Net Cash Provided by Operating Activities		
Changes in Operating Assets and Liabilities		
Decrease in Concessions Receivable		54,955
Increase in Prepaid Expenses		(648)
Increase in Checks Drawn Against Future Deposits		14,024
Increase in Accounts Payable		1,360
Increase in Commissions Payable		29,456
Net Cash Provided by Operating Activities		319,259
CASH FLOWS FROM INVESTING ACTIVITIES		
Advances on Affiliate Receivable, Prepaid Management Fees		(304,496)
Increase in Deposits with Clearing Organizations and Others		(67,955)
Net Cash Used In Investing Activities		(372,451)
Net Decrease in Cash		(53,192)
Cash, Beginning of Year		76,086
Cash, End of Year	**$**	**22,894**

See Notes to Financial Statements.

1. Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements is set forth below.

Organization and Nature of Business

Manarin Securities Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Nebraska corporation and offers an array of financial service products including both equity and debt securities and variable annuity insurance products through independent contractor brokers.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concessions Receivable

The Company's concessions receivable consists principally of concessions receivable from mutual fund companies, clearing organizations and others. Management believes all concessions receivable are collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Concentration of Credit Risk

The Company has several financial instruments that potentially subject the Company to credit risk. The Company maintains bank accounts in which the balances sometimes exceed federally insured limits. The Company's concessions receivable and secured demand note are also subject to credit risk.

The Company is an introducing broker-dealer firm, which processes certain orders through mutual fund companies and clears stock related orders through clearing organizations. The Company may be exposed to risk in the event that a mutual fund company or clearing organization would not fulfill its obligations. It is the Company's policy to review, as necessary, the credit standing of the mutual fund companies and clearing organizations.

Revenue Recognition

Concessions and fee revenue and the related commissions expense are recorded on a trade-date basis as the security transactions occur at the mutual fund companies and clearing organizations.

Income Taxes

The Company, with the consent of its stockholder, elected under the Internal Revenue Code to be taxed as an S Corporation. Accordingly, taxable income, deductions and credits flow through to the stockholder each year as earned and are reported on his personal income tax returns. Therefore, no provision or liability for current income taxes has been included in the financial statements of the Company.

The Company follows the provisions of FASB Codification Topic 740-10 related to uncertain income tax positions. Management believes there are no uncertain income tax positions taken which would require the Company to reflect a liability for unrecognized tax benefits on the accompanying statement of financial condition.

The Company will make tax related cash distributions to its stockholder in amounts sufficient to cover any income taxes he is required to pay on the Company's taxable income.

The Company is no longer subject to income tax examinations by federal, state, or local tax authorities for years before December 31, 2010.

The Company reports certain expenses differently for financial statement purposes than for income tax return purposes. At December 31, 2013, there were accumulated temporary differences relating to accrual to cash differences of approximately $167,900 which will increase income for tax return purposes in the future as they reverse.

Subsequent Events

Subsequent events are events or transactions that occur after the statement of financial condition date but before the financial statements are available to be issued and may require potential recognition or disclosure in the financial statements. Management has considered such events or transactions through February 25 , 2014. See Note 3 for the description of a subsequent event.

2. Fair Value Measurements

FASB Codification Topic 820-10 (FASB 820-10) defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB 820-10, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013.

U.S. Government Securities: Valued at the closing price reported on the active market on which the individual securities are traded.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2013.

	Level 1	Level 2	Level 3	Total
Deposits with Clearing Organizations and Others:				
U.S. Treasury Bond	$ 33,641	$ -	$ -	$ 33,641

3. Related Party Transactions

Commissions Expense

The Company incurred $414,160 in commission expense to Roland R. Manarin & Associates, Inc. (RMA), a company affiliated by common ownership, for the year ended December 31, 2013. There was $167,616 of commissions payable to RMA at December 31, 2013.

Management Fees

The Company has entered into an agreement for the allocation of certain shared expenses incurred by RMA. Under the terms of the agreement, the Company is allocated its portion of shared expenses when incurred, which amounted to $80,400 for the year ended December 31, 2013.

Due to a declining volume of business as described further in Note 6, it was determined that the Company was allocated and paid a higher portion of shared expenses in the prior year. Therefore, the Company recorded an affiliate receivable, prepaid management fees, for the amount due from RMA of $304,496 at December 31, 2013. This amount was received by the Company in January 2014.

Subordinated Borrowings

The Company has entered into a $350,000 non-interest bearing secured demand note collateral agreement with RMA, due September 2020. This note is collateralized by marketable securities held by RMA that had a market value of $1,119,006 and an adjusted market value of $810,941 after deductions for regulatory haircuts at December 31, 2013. Subordinated borrowings are available in the computation of net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimal net capital requirements, they may not be repaid.

Stockholder Distribution

In January 2014, the Company distributed $224,096 to its stockholder.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $421,672, which was $321,672 in excess of its required net capital of $100,000. The Company's net capital ratio was .4486 to 1.

5. Legal Settlement

The Company and Manarin Investment Counsel, Ltd. (MIC), a company affiliated by common ownership, were the subject of an SEC investigation. The investigation related principally to MIC advising a certain fund and partnerships affiliated by common ownership to invest in Class A shares rather than institutional class shares. The purchase of certain Class A shares rather than institutional class shares on behalf of the certain fund and partnerships affiliated by common ownership was executed by the Company and the Company received avoidable 12b-1 fees from the purchases. On October 2, 2013, a Securities and Exchange Commission Order (the Order) was issued to settle the SEC investigation. The Company fully complied with the Order. The Company received payment of $952,749 from its stockholder and paid disgorgement and interest of $952,749 to the certain fund and partnerships affiliated by common ownership.

6. Potential Sale of Company's Assets

During 2013, the Company continued to earn a smaller amount of concessions and fee revenues compared to 2012 related to a shift in business and fewer broker-dealer transactions. The Company has reviewed business alternatives and has selected an independent introducing broker-dealer to support the Company's ability to service current and future clients and to strengthen product offerings. Registration with the new broker-dealer will begin in the third quarter of 2014. The Company is party to an asset purchase agreement dated November 13, 2013 with the new broker-dealer. The closing of the asset purchase agreement is awaiting regulatory approval. As the Company winds down operations, it will be sold or withdraw from registration during 2014.

7. Financial and Regulatory Matters

The Securities and Exchange Commission's amendments to Rule 17a-5 requiring audits of broker-dealers to be performed under the Public Company Accounting Oversight Board's auditing standards will be effective for financial statements for years ending on or after June 1, 2014.

SUPPLEMENTAL INFORMATION

Lutz
mind what matters

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors and Stockholder
Manarin Securities Corporation
Omaha, Nebraska

We have audited the accompanying financial statements of Manarin Securities Corporation as of and for the year ended December 31, 2013, and have issued our report thereon dated February 25 , 2014, which contains an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplemental information presented hereafter, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Lutz & Company, P.C.

February 25 , 2014

Manarin Securities Corporation

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2013

NET CAPITAL

Total Stockholder's Equity	$	400,488
Subordinated Borrowings Allowable in Computation of Net Capital		350,000
Total Capital and Allowable Subordinated Borrowings		750,488
Deductions		
Nonallowable Assets		
Concessions Receivable		7,042
Deposits with Clearing Organizations and Others		4,494
Affiliate Receivable, Prepaid Management Fees		304,496
Prepaid Expenses		11,438
Haircuts on Securities		1,346
Total Deductions		328,816
NET CAPITAL	**$**	**421,672**

AGGREGATE INDEBTEDNESS

Checks Drawn Against Future Deposits	$	14,024
Accounts Payable		1,360
Commissions Payable		173,773
AGGREGATE INDEBTEDNESS	**$**	**189,157**

CAPITAL REQUIREMENTS

Net Capital	$	421,672
Greater of 6 2/3% of Aggregate Indebtedness or Minimum Required		100,000
NET CAPITAL IN EXCESS OF REQUIREMENTS	**$**	**321,672**
EXCESS NET CAPITAL AT 1000 PERCENT	**$**	**402,756**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**.4486 to 1**

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2013.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors and Stockholder
Manarin Securities Corporation
Omaha, Nebraska

In planning and performing our audit of the financial statements of Manarin Securities Corporation (the Company), a Nebraska corporation, as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and Stockholder, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lutz & Company, P.C.

February 25 , 2014

Washington DC
404

Manarin Securities Corporation

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

December 31, 2013

Lutz
mind what matters

Manarin Securities Corporation

**Independent Accountants' Report
on Applying Agreed-Upon Procedures
Related to an Entity's
SIPC Assessment Reconciliation**

December 31, 2013

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8-47826

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Manarin Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 N 210th St
(No. and Street)

Omaha (City) NE (State) 68022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kimberly L. Collins 303-797-0550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lutz & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13616 California St, Suite 300 (Address) Omaha (City) NE (State) 68154 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kimberly L. Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Manarin Securities Corporation, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kimberly L. Collins
Signature

Financial and Operational Principal
Title

Judy Shackelford
Notary Public

JUDY SHACKELFORD
Notary Public
State of Colorado

Expiration 7/7/2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lutz
mind what matters

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors and Stockholder
Manarin Securities Corporation
Omaha, Nebraska

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Manarin Securities Corporation (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with the respective cash disbursement record entries and the Company's bank statements, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers consisting of general ledger trial balances and client prepared detail, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lutz & Company, P.C.

February 25 , 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2013

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047826 FINRA DEC
MANARIN SECURITIES CORPORATION 17*17
505 N 210TH ST
OMAHA, NE 68022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kim Collins | 303-797-0550

WORKING COPY

2. A. General Assessment (item 2e from page 2)		$ 1874
B. Less payment made with SIPC-6 filed (exclude interest) 07/26/2013 Date Paid		(1154)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		720
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 720
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 720	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Manarin Securities Corporation
(Name of Corporation, Partnership or other organization)

Kimberly L. Collins
(Authorized Signature)

Dated the 26th day of February, 20 14.

Financial & Operational Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1767028
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	3016
Total additions	3016
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	54717
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): 12851 (unclaimed property); 952749 (Returned 12b-1 Income) (Deductions in excess of $100,000 require documentation)	965600
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1020317
2d. SIPC Net Operating Revenues	$ 749727
2e. General Assessment @ .0025	$ 1874 (to page 1, line 2.A.)